Filed pursuant to Rule 433
Registration Statement No. 333-158199-10
November 22, 2010

FOR IMMEDIATE RELEASE

VelocitySharesSM Launches First Family of Leveraged Volatility-Related
Exchange Traded Notes Linked to S&P 500 VIX Futures™ Index

New York, NY (November 22, 2010) — VelocityShares LLC, creator of exchange traded products for professional traders, announced today the launch of six volatility-related Exchange Traded Notes (ETNs) to be listed on NYSE Arca. The new VelocitySharesSM ETNs include the first daily inverse and 2x leveraged ETNs linked to the S&P 500 VIX Futures™ Index. The ETNs will provide institutional traders with an exchange traded instrument enabling them to manage equity market volatility risks.

“We are committed to developing innovative products for the professional trading community,” said Greg King, Chief Executive Officer of VelocityShares. “This suite of ETNs gives traders their first opportunity to access daily rebalanced leveraged and inverse exposure to an S&P 500 VIX Futures™ Index via an exchange traded product.”

Credit Suisse AG is the issuer of the ETNs and VLS Securities LLC, a wholly owned subsidiary of VelocityShares LLC, is marketing the ETNs.

The TVIX and TVIZ ETNs allow traders to manage daily trading risks using a 2x leveraged view on the S&P VIX Short-Term Futures™ Index and S&P 500 VIX Mid-Term Futures™ Index, respectively, while the XIV and ZIV ETNs enable traders to manage daily trading risks using an inverse position on the direction of the volatility indices. The indices were created by Standard & Poor’s Financial Services LLC, a division of the McGraw Hill-Companies, Inc.

Exchange Traded Note	Ticker
VelocityShares Daily Inverse VIX Short-Term ETN	XIV
VelocityShares Daily Inverse VIX Medium-Term ETN	ZIV
VelocityShares VIX Short-Term ETN	VIIX
VelocityShares VIX Medium-Term ETN	VIIZ
VelocityShares Daily 2x VIX Short-Term ETN	TVIX
VelocityShares Daily 2x VIX Medium-Term ETN	TVIZ

The ETNs, and in particular the 2x Long ETNs, are intended to be trading tools for sophisticated investors to manage daily trading risks.  They are designed to achieve their stated investment objectives on a daily basis, but their performance over longer periods of time can differ significantly from their stated daily objectives.  Investors should actively and frequently monitor their investments in the ETNs. Although we intend to list the ETNs on NYSE Arca, a trading market for the ETNs may not develop.

Credit Suisse AG has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus and other documents Credit Suisse AG has filed with the SEC for more complete information about the issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse AG (1-800-221-1037), VLS Securities LLC, or any agent or dealer participating in the offerings will arrange to send you the prospectus and other applicable documents if you request it.

An investment in VelocityShares ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

The ETNs (the “Securities”) are senior unsecured securities issued by Credit Suisse AG through its Nassau branch. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Any payment on the Securities is subject to the ability of Credit Suisse AG to satisfy its obligations as they become due. The return on the Securities is linked to the performance of a market index. Investing in the Securities is not equivalent to investing directly in index components or the relevant index itself. Because the Inverse ETNs and 2x Long ETNs are linked to the daily performance of the applicable underlying Index and include either inverse or leveraged exposure, changes in the market price of the underlying futures will have a greater likelihood of causing such ETNs to be worth zero than if such ETNs were not linked to the inverse or leveraged return of the applicable underlying Index. The ETNs include restrictions on the minimum number of ETNs that can be redeemed, the dates they can be redeemed, an early redemption charge, do not guarantee any return of principal at maturity and do not pay any interest during their term.

The market value of the Securities may be influenced by many unpredictable factors. Risks include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased.

Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. The trading prices of the Securities may also be influenced by changes in the credit rating of Credit Suisse AG.

About VelocityShares

VelocityShares creates exchange traded products (ETPs) for sophisticated traders. The focus is to provide unique instruments to assist traders in managing their market views, risks, and desired exposures. The team has significant experience on both the buy-side and sell-side of the financial markets, and encompasses a broad range of financial services including, ETNs, ETFs, equities, commodities, fixed income, and index creation and management.  Employing that combined knowledge and insight enables VelocityShares to develop and deliver innovative products. In 2006, members of the senior management team pioneered the launch of the first Exchange Traded Note (ETN). For additional information about VelocityShares please see: www.velocityshares.com. Information contained in the VelocityShares website is not incorporated by reference in, and should not be considered a part of, this free writing prospectus or any pricing supplement of Credit Suisse AG, and to the extent any of such information has not been filed by Credit Suisse AG, Credit Suisse AG has not participated in the preparation of, or verified, such publicly available information.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500™”, “S&P 500 VIX Short-Term Futures™” and “S&P 500 VIX Mid-Term Futures™” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Credit Suisse AG, VelocityShares LLC, and VLS Securities LLC. “VIX” is a trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The ETNs are not sponsored, endorsed, sold or promoted by S&P or CBOE and S&P and CBOE make no representation regarding the advisability of investing in the ETNs.

© 2010 VelocityShares LLC. All rights reserved. VelocityShares, VelocityShares ETNs and the VelocityShares logo are service marks of VelocityShares. All other trademarks, service marks or registered trademarks are the property of their respective owners.

###